Domini Social Investments LLC
536 Broadway, 7th Floor
New York, New York 10012
September 3, 2008
Domini Social Investment Trust
536 Broadway, 7th Floor
New York, New York 10012
Re: Amended and Restated Expense Limitation Agreement
Ladies and Gentlemen:
     Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Social Investment Trust (the “Trust”), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust’s series set forth below (each a “Fund”) or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund’s aggregate expenses (excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, the percentage set forth below of that Fund’s average daily net assets.

Fund	Expense Cap
Domini Social Equity Fund — Investor Shares	1.20%
Domini Social Equity Fund — Class A shares	1.18%
Domini Social Equity Fund — Institutional Shares	0.65%
Domini Social Equity Fund — Class R Shares	0.90%

Domini European Social Equity Fund — Investor Shares	1.60%
Domini European Social Equity Fund — Class A Shares	1.57%

Domini European PacAsia Social Equity Fund — Investor Shares	1.60%
Domini European PacAsia Social Equity Fund — Class A Shares	1.57%

Domini PacAsia Social Equity Fund — Investor Shares	1.60%
Domini PacAsia Social Equity Fund — Class A shares	1.57%

Domini Social Bond Fund	0.95%

     The agreement in this letter shall take effect on November 28, 2008, and shall remain in effect until November 30, 2009, absent an earlier modification by the Board of Trustees, which oversees the Fund.
     Please sign below to confirm your agreement with the terms of this letter.

Sincerely, Domini Social Investments LLC
By:
Amy L. Domini
Chief Executive Officer

Agreed:
Domini Social Investment Trust

By:
Carole M. Laible
Treasurer